
July 23, 2010

Peter A. Ragauss
Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 3, 2010**
> **Current Report on Form 8-K/A**
> **Filed May 10, 2010**
> **File No. 1-09397**

Dear Mr. Ragauss:

We have reviewed your filings and your letter dated June 9, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note your response to comment 1 from our letter dated May 25, 2010 with respect to information regarding potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. Please describe to us your insurance coverage with respect to any liability related to any such event. Your response should describe the types of claims covered, and the applicable policy limits and deductibles and should address, without limitation, your insurance coverage with respect to any liability related to any resulting negative environmental effects. With respect to

the allocation of liability and related indemnification obligations in your customer contracts that you reference in your response, please describe to us any material ways in which indemnification by your customers may be limited.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transaction, page 15

2.   We note your response to comment 4 from our letter dated May 25, 2010, and we reissue the comment. It does not appear that you have described in your response, or disclosed in your filing, the standards to be applied by your board of directors in determining whether to approve or ratify any transactions with related persons. Please disclose such information.

Financial Metrics Used in Compensation Programs, page 18

3.   We note your response to comment 5 from our letter dated May 25, 2010. Please confirm that in future filings you will more clearly distinguish between the metrics used in the annual incentive compensation calculation for the relevant fiscal year and your disclosure regarding other metrics.

Performance Units, page 25

4.   We note your response to prior comment 6 from our letter dated May 25, 2010. Please expand your disclosure to more clearly describe how you calculate performance unit awards. For example, and without limitation, please address the following:

- clarify the meaning of each of the performance levels disclosed at page 26; and

- clarify how you separately consider revenue growth, operating margin and return on net capital employed in the calculations;

In addition, please provide in your disclosure examples that illustrate how such awards are calculated.

Current Report on Form 8-K/A filed May 10, 2010

5.   We note your disclosure that as of the date of this Form 8-K/A, you have not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the BJ Services assets to be acquired and liabilities to be assumed and the related allocations to such items, including goodwill, of the merger consideration. Please clarify the timeframe in which you expect to complete the fair value estimates and indicate why you have been unable to complete the analysis and calculations thus far.

Peter A. Ragauss
Baker Hughes Incorporated
July 23, 2010
Page 3

6. Please detail the accounting policies of BJ Services which are to be conformed to those of Baker Hughes.

7. Please advise whether the divestiture of the two stimulation vessels and other assets is material to the financial position of the combined company.

8. Please clarify why you have not provided a pro forma balance sheet and statement of income as of and for the fiscal quarter ended March 31, 2010.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director